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Semiconductor Manufacturing International Corporation
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION OF DIRECTORS
AND
(3) PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

NOTICE IS HEREBY GIVEN THAT the annual general meeting (‘‘AGM’’) of Semiconductor
Manufacturing International Corporation (the ‘‘Company’’) will be held on Wednesday, 29 June 2011 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the Directors and
Auditors of the Company for the year ended 31 December 2010.

2. To re-elect two retiring class I directors, namely, David N.K. Wang and Gao Yonggang
(each a ‘‘Class I Director’’) and authorize the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

3. ‘‘THAT:

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004
Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a) twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 3 (the ‘‘Issue Mandate Limit’’); and

(b) (if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 3 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 3), and the said approval shall be limited accordingly;

(C) for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase Shares attached to any Shares (‘‘Convertible Shares’’) issued pursuant to this resolution shall, to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(D) for the purpose of this Resolution 3 :

(i) ‘‘Relevant Period’’ means the period from (and including) the date of passing this
Resolution 3 until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c) the revocation or variation of the authority given under this Resolution 3 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii) ‘‘Rights Issue’’ means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

(iii) ‘‘Ordinary Shares’’ means the ordinary shares of par value U$0.0004 each in the capital of the Company;

(iv) ‘‘Preferred Shares’’ means the preferred shares of par value of US$0.0004 each in capital of the Company; and

(v) ‘‘Shares’’ means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.’’

4. ‘‘THAT:

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 4, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 4 :

(i) ‘‘Relevant Period’’ means the period from (and including) the passing of this
Resolution 4 until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c) the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting; and

(ii) ‘‘Shares’’ means shares of all classes in the capital of the Company (including but not limited to ordinary shares of par value US$0.0004 each in the capital of the Company and preferred shares of par value US$0.0004 each in the capital of the Company) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.’’

5. ‘‘THAT, conditional on the passing of Resolutions 3 and 4, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 3 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 3, be and is hereby approved and authorized.’’

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, 30 May 2011

Principal place of business:
18 Zhangjiang Road
PuDong New Area
Shanghai 201203
People’s Republic of China

Registered office:
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Members of the Board:
Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non- Executive Directors of the Company.

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2. To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3. The register of members of the Company will be closed from, 24 June 2011 to, 29 June 2011 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 29 June 2011, the record date for the AGM, will be entitled to attend and vote at the AGM.

4. In relation to Resolution 2, two Directors, namely, David N.K. Wang and Gao Yonggang, whose initial appointments as Directors took effect on 9 November 2009 (in respect of Dr. Wang who was re-appointed as Director and designated as class I Director on 3 June 2010) and 23 June 2009 (in respect of Mr. Gao) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Both Dr. Wang and Mr. Gao will offer themselves for re-election.

5. In relation to Resolution 4, an explanatory statement (as required by the Listing Rules) is set out in
Appendix I to the circular containing this notice.

6. By Resolutions 3 and 5, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 4, as more particularly described in Resolutions 3 to 5.